Exhibit 12.1

Ratio of Earnings to Fixed Charges

	September 30, 2004	September 29, 2005	September 28, 2006	September 27, 2007	September 25, 2008
Earnings
Income before income taxes	$24,927	$95,206	$146,352	$43,688	$51,311
Fixed charges
Interest expense, including amortization of deferred financing costs	64,257	56,130	59,602	75,629	89,132
1/3 of rental expense	18,088	18,519	21,800	24,754	26,314

Total fixed charges	82,345	74,649	81,402	100,383	115,446

Earnings	$107,272	$169,855	$227,754	$144,071	$166,757

Ratio of earnings to fixed charges	$1.30	$2.28	$2.80	$1.44	$1.44